Exhibit 21.1

Subsidiaries

Pachyderm Labs, LLC, a Delaware limited liability company

Verus Foods, Inc., a Nevada corporation

Verus Foods MENA Limited, a JAFZA offshore company

Verus Middle East General Trading, LCL, a Dubai limited liability company

Verus Foods (Singapore) PTE. LTD., a Singapore private limited company

Pachyderm Labs, Inc., a Florida corporation